                                  REGISTRATION FILED PURSUANT TO RULE 424(b)(2)
                                                  REGISTRATION NUMBER 333-82775

Prospectus Supplement
(to Prospectus dated September 9, 1999)

                      [LOGO OF METRO GOLDWYN MAYER INC.]
                           METRO-GOLDWYN-MAYER INC.

                                    364,287
                                   Shares of
                                 Common Stock

                               ----------------

   We are a premier global entertainment content company, one of only seven major film and television studios worldwide. We develop, produce and distribute worldwide theatrical motion pictures and television programs. Our subsidiaries include Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation and Orion Pictures Corporation.

   The shares of common stock offered hereby are being offered and sold directly by Metro-Goldwyn-Mayer Inc. to certain of our former executives. The per-share purchase price for the shares offered hereby is $19.10. We will not pay any underwriter's discount or broker's commissions in connection with this offering. The shares offered hereby are being sold in more than one transaction. We expect to deliver the shares offered hereby on or about February 15, 2002.

   Our common stock trades on the New York Stock Exchange under the symbol "MGM." On February 14, 2002, the closing price of our common stock was $19.10 per share.

                               ----------------

   Investment in these securities involves a high degree of risk. See "Risk Factors" beginning on page S-3.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has determined whether this prospectus supplement or the accompanying prospectus are truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

         The date of this prospectus supplement is February 15, 2002.

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                               TABLE OF CONTENTS

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                             Prospectus Supplement

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
Risk Factors...............................................................  S-3
Recent Developments........................................................  S-9
Use of Proceeds............................................................ S-10
Price Range of Common Stock................................................ S-10
Dividend Policy............................................................ S-10
Capitalization............................................................. S-11

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
Plan of Distribution....................................................... S-12
Legal Matters.............................................................. S-12
Experts.................................................................... S-12
Forward-Looking Statements................................................. S-12
Where You Can Find More Information........................................ S-13

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                                  Prospectus

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
About this Prospectus......................................................   2
Forward-Looking Statements.................................................   2
Use of Proceeds............................................................   3
Price Range of Common Stock................................................   3
Dividend Policy............................................................   3
The Company................................................................   4

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
Plan of Distribution.......................................................   4
Description of Securities..................................................   6
Legal Matters..............................................................   6
Experts....................................................................   7
Where You Can Find More Information........................................   7

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   You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are offering shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents regardless of the time of delivery of this prospectus supplement or any sale of shares of our common stock.

                                 RISK FACTORS

   Before you invest in our securities, you should be aware that there are various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in our securities.

We have had significant losses, and we may have future losses.

   We did not report an operating profit for any fiscal year from 1989 through 1999. Although we had an operating profit in 2000 and 2001, we reported a net loss in 2001 which included a $382.3 million charge related to the adoption of new Industry accounting guidelines. Also, while controlled by former management in 1991, our subsidiary MGM Studios was the subject of an involuntary bankruptcy. We cannot assure you we will be profitable in future periods.

The accounting standards our financial statements are governed by have changed.

   In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 139, which, effective for financial statements for fiscal years beginning after December 15, 2000, rescinds Statement of Financial Accounting Standards No. 53. The companies that were previously subject to the requirements of Statement of Financial Accounting Standards No. 53 shall now follow the guidance in American Institute of Certified Public Accountants Statement of Position 00-2, "Accounting by Producers or Distributors of Films," issued in June 2000. Statement of Position 00-2 establishes new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. Statement of Position 00-2 provides that the cumulative effect of changes in accounting principles caused by its adoption should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes." We adopted Statement of Position 00-2 on January 1, 2001 and recorded a one-time, non-cash cumulative effect charge to earnings of $382.3 million, primarily to reduce the carrying value of our film and television costs. The new rules also require that advertising costs be expensed as incurred as opposed to the old rules which allowed advertising costs to generally be capitalized as part of film costs and amortized using the "individual film forecast" method. Due to the significant advertising costs incurred in the early stages of a film's release, we anticipate that the new rules will significantly impact our results of operations for the foreseeable future. Additionally, under the prior accounting rules we classified additions to film costs as an investing activity in the Statement of Cash Flows. In accordance with Statement of Position 00-2, we now classify additions to film costs as an operating activity. For comparative purposes, we have reclassified prior period cash flow statements to conform with the new presentation.

We are adversely affected by gaps in our motion picture production schedule.

   Our revenues and operating results have been and may continue to be adversely affected by the change in ownership of MGM Studios in 1996 and by management changes in 1999. Such changes may result in a degree of uncertainty among top artistic and creative talent about the viability of projects, which could result in projects first being offered to our competitors. Additionally, management changes have resulted in delays in commencement of production of motion pictures. We released nine motion pictures between August 1, 1996 and August 1, 1997, most of which were produced by others, ten motion pictures in 1999, eight motion pictures in 2000 and 11 motion pictures in 2001.

We require outside financing to meet our anticipated cash requirements.

   Our operations are capital intensive and our capacity to generate cash from operations is presently insufficient to meet our anticipated cash requirements. Accordingly, we utilize substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to implement our business plan or may be available only on terms which are disadvantageous to our stockholders.

   Under our current strategy and business plan, we will continue to require a substantial amount of cash for the following reasons:

  . We will continue to make substantial investments in the production of new feature films and television programs; and

  . We may make additional investments to develop new distribution channels to further exploit our motion picture library, including video-on-demand; however, we will evaluate the level of our investments in light of our available capital and changing market conditions.

If there are cash shortfalls, cash conserving measures may adversely affect our long term prospects.

   If necessary in order to manage our cash needs, we could delay or alter production or release schedules or reduce our aggregate investment in new film and television production costs. We cannot assure you that any of these steps would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, these steps could reduce our long-term cash flow and adversely affect our results of operations.

Our credit facility contains restrictive covenants.

   While our credit facility was amended in 2000 to eliminate restrictive covenants relative to strategic investments and acquisitions, as well as off-balance sheet film financings, it still contains various covenants limiting indebtedness, dividends and capital expenditures and requires maintenance of certain financial ratios. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, or that we will generate sufficient cash flow to repay our indebtedness. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

Our substantial leverage could adversely affect our financial health.

   We are highly leveraged. Our substantial indebtedness could have important adverse consequences to you. For example, it could:

  . require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses;

  . limit our ability to obtain additional financing, if necessary, for operating expenses;

  . place us at a disadvantage compared to competitors with less debt or greater financial resources;

  . limit our flexibility in planning for, or reacting to, downturns in our business, in our industry or in the economy in general; and

  . limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

Our revenues and results of operations may fluctuate significantly.

   Our revenues and results of operations are dependent significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty, as well as the timing of our releases. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

   In addition, entertainment industry accounting practices may accentuate fluctuations in our operating results. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the "individual-film-forecast" method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

                 Revenue earned by title in the current period
                      ----------------------------------
                       Estimated total revenues by title

   We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. The likelihood of our reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss where it is expected that a motion picture or television program will not recover our investment. In addition, as a result of adopting Statement of Position 00-2 on January 1, 2001, we are required to expense film advertising costs as incurred as opposed to our prior practice of capitalizing these costs and amortizing them as part of film costs. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program.

We may have lower revenues as a result of our motion picture production strategy.

   Based on our current business plan, MGM's annual release slate may include proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios. We also contemplate a stronger focus on pictures which will appeal to a younger demographic and a greater number of co-productions than our prior strategy. We cannot assure you that our strategic approach will enable us to produce commercially successful motion pictures. Additionally, our current motion picture strategy involves co-producing or co-financing a substantial portion of our motion pictures. These co-production arrangements could reduce our long-term cash flow from pictures which perform above expectations.

We may not be able to meet our production goals and schedule.

   The production, completion and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of desired talent and quality material and the release schedule of the motion pictures of our competitors. We cannot assure you that any of the pictures scheduled for release in future periods will be completed or released on schedule or budget, or at all.

We could be adversely affected by strikes or other union job actions.

   The motion picture and television programs produced by MGM Studios, and the other major U.S. studios, generally employ actors, writers and directors who are members of the Screen Actors Guild ("SAG"), Writers Guild of America ("WGA"), and Directors Guild of America ("DGA"), pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with WGA was successfully renegotiated and became effective beginning May 2, 2001 for a term of three years. Negotiations regarding the collective bargaining agreement with SAG were successfully completed on July 3, 2001, and the agreement was ratified as of July 1, 2001 for a term of three years. The DGA collective bargaining agreement was successfully renegotiated and ratification is expected. When ratified, it will have a term of three years from July 1, 2002. Many productions also employ members of a number of other unions, including without limitation the International Alliance of Theatrical and Stage Employees and Teamsters. A strike by one or more of the unions who provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time involved, could cause delay or interruption in our release of new motion pictures and television programs and thereby could adversely affect our cash flow and revenues. Our revenues from motion pictures and television product in our library should not be affected and may partially offset the effects of a strike to the extent, if any, that television exhibitors buy more library product to compensate for interruption in their first-run programming.

We are limited in our ability to exploit our library.

   Our rights to the titles in our library vary. In some cases we have only the right to distribute titles in certain media and territories for a limited term. Our rights in approximately 33 percent of our titles are limited in time. Our rights with respect to approximately six percent of our titles will expire over the next two years (i.e., through the end of 2003) and with respect to another approximately 23 percent over the seven years thereafter (from 2004 to 2011). While in the past we have generally been able to renew expiring rights on acceptable terms, we cannot assure you that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of our library, we include any title in which we have any distribution rights.

   Additionally, prior managements granted long-term domestic and major international television licenses covering a substantial portion of our library, in exchange for pre-paid fees. A cross-section of our library is subject to one or more of these licenses, including substantially all of the MGM/UA titles produced prior to 1990, which have been licensed in the U.S. and Europe, and approximately 51 percent (some are starting to expire) of the Orion and PolyGram titles, which have been licensed in one or more of France, Spain, Germany and the United Kingdom. Until these agreements expire and the rights revert to us, we expect contributions to earnings and cash flow from these markets to continue to be below those of our competitors for similar products. We cannot assure you that our sales or profitability will increase after these agreements expire.

We may not be able to realize the anticipated benefits of business combinations.

   We believe that we should, through business combinations or other strategic alternatives, either grow into or become part of a larger, vertically integrated organization, in order to maximize the value of our assets. To that end, we have been regularly evaluating business combination opportunities and other strategic alternatives as opportunities arise, and intend to continue to do so. No agreements regarding a transaction of such nature have been reached and there can be no assurance that we will decide to enter into any such transaction. In addition, business combinations and other strategic alternatives involve numerous risks, including diversion of management's attention away from our operating activities. We cannot assure you that we will not encounter unanticipated problems or liabilities with respect to any business combinations that have been or may be completed by us, nor can we assure you that the anticipated benefits of any such transactions will be achieved.

We face risks relating to the international distribution of our product.

   Because we have historically derived approximately 40 percent of our revenues from non-U.S. sources, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  . changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

  .  differing degrees of protection for intellectual property;

  .  the instability of foreign economies and governments; and

  .  fluctuating foreign exchange rates.

   Until October 31, 2000, we distributed our motion pictures in theatrical markets outside the U.S. and Canada through United International Pictures B.V., or "UIP," a partnership among the company, Paramount Pictures Corporation and Universal Studios, Inc. Effective November 1, 2000, we withdrew from UIP and our international theatrical distribution is now conducted through Fox Filmed Entertainment. While our cost structure is lower, we cannot assure that we will realize the anticipated revenue enhancements of our withdrawal from UIP.

Production of first-run syndicated television programming may involve financial risks.

   Our television products have historically been first-run syndicated television programming that is generally licensed based on a pilot episode that we finance. If an insufficient number of stations license the programming, our pilot costs will not be recouped. There is also financial exposure to us after the programming is licensed to the extent that advertising revenues and/or license fees we receive are not sufficient to cover production costs. In addition, we may have certain financial obligations to the producer of a first-run syndicated series if we cancel production prior to commencement of production for any broadcast season for which the series was licensed.

Risks relating to implementing our branded cable and satellite programming channels.

   We may consider strategic opportunities to create branded cable and satellite programming channels. We cannot assure you that we will have the financing that may be necessary for such acquisitions or investments, that we will consummate any such transactions or that we will be able to realize any anticipated benefits from any such transactions. See "Recent Developments."

Advances in technology may create alternate forms of entertainment.

   The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that such changes may have on the potential revenue from and profitability of feature-length motion pictures and television programming.

Some of our competitors have greater financial resources than we do.

   Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both a means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations. The number of films released by our competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, thereby potentially reducing our share of gross box office admissions and making it more difficult for our films to succeed. In addition, television networks are now producing more programs internally and thus may reduce their demand for outside programming.

The Tracinda Group owns a majority of our common stock and has the power to elect our board of directors and influence our affairs.

   Tracinda and one of its affiliates, which we refer to collectively as the Tracinda Group, beneficially own 194,992,644 shares, approximately 81.0 percent of our outstanding common stock. In the aggregate, the Tracinda Group and our directors and executive officers beneficially own approximately 81.5 percent of our outstanding common stock. Our common stock does not have cumulative voting rights and, since we anticipate that the Tracinda Group will continue to own greater than 50 percent of our outstanding common stock for the foreseeable future, it will have the ability to elect our entire board of directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions, and otherwise to influence our affairs.

Our common stock has a relatively small public "float."

   Of the 240,726,291 shares of our common stock outstanding as of February 14, 2002, approximately 44,486,522 shares are owned by persons other than the Tracinda Group and our executive officers and directors. Without a significantly larger public float, our common stock will be less liquid than the common stock of companies with broader public ownership and, as a result, the trading prices for our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Future sales of shares of the common stock could decrease its market price.

   We will have approximately 241,090,578 shares of our common stock outstanding after giving effect to this offering, of which approximately 196,239,769 will be "restricted" securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common stock. We have also granted, as of January 31, 2002, options to purchase a total of 27,441,465 shares of our common stock. Furthermore, we have granted to Tracinda, and certain other holders of our common stock or outstanding options, registration rights with respect to the shares they own or that we may issue to them. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

                              RECENT DEVELOPMENTS

Cable Investment and Joint Venture

   In April 2001, we invested $825.0 million in cash for a 20 percent interest in two general partnerships which own and operate the American Movie Channel, Bravo, the Independent Film Channel and WE: Women's Entertainment (formerly Romance Classics). These partnerships were wholly-owned by Rainbow Media, which is 74 percent owned by Cablevision Systems Corporation and 26 percent owned by NBC. The proceeds of our $825.0 million investment were used as follows: (1) $365.0 million was used to repay bank debt of the partnerships;
(2) $295.5 million was used to repay intercompany loans from Cablevision and its affiliates; and (3) $164.5 million was added to the working capital of the partnerships.

   While we are not involved in the day-to-day operations of the cable channels, our approval is required before either partnership may: (1) declare bankruptcy or begin or consent to any reorganization or assignment for the benefit of creditors; (2) enter into any new transaction with a related party;
(3) make any non-proportionate distributions; (4) amend the partnership governing documents; or (5) change its tax structure.

   We have the right to participate on a pro rata basis in any sale to a third party by Rainbow Media of its partnership interests, and Rainbow Media can require us to participate in any such sale. If a third party invests in either partnership, our interest and that of Rainbow Media will be diluted on a pro rata basis. Neither we nor Rainbow Media will be required to make additional capital contributions to the partnerships. However, if Rainbow Media makes an additional capital contribution and we do not, our interest in the partnerships will be diluted accordingly. If the partnerships fail to attain certain financial projections provided to us by Rainbow Media for the years 2002 through 2005, inclusive, we will be entitled, 30 days after receipt of partnership financial statements for 2005, to require Rainbow Media to acquire our partnership interests for fair market value at the time, as determined pursuant to the agreement. We formed a wholly-owned subsidiary, MGM Networks U.S. Inc., which made the above-described investment, and is the MGM entity which holds the aforesaid general partnership interests and rights attendant thereto.

   In February and March 2001, pursuant to our shelf registration statement, we sold 16,080,590 shares of common stock to unaffiliated investors in private placements for aggregate net proceeds of $310.6 million. In addition, we sold 15,715,667 shares of our Series B preferred stock to Tracinda for $325.0 million. We used the net proceeds of this sale to help finance our cable channel investment. The preferred stock does not bear dividends but has a liquidation preference of $0.01 per share. The preferred stock became convertible, at the option of the holder, into common stock on a share-for-share basis upon stockholder approval of the issuance of the common stock to Tracinda on May 2, 2001, at which time the preferred stock was converted into approximately 15,715,667 shares of common stock. Tracinda had a demand registration right for the common stock it received upon conversion of the preferred stock. The Tracinda Group currently beneficially owns approximately 81 percent of our outstanding common stock.

   In August 2001, through our wholly-owned subsidiary MGM On Demand Inc., we acquired a 20 percent interest in a joint venture established to create an on-demand movie service to offer a broad selection of theatrically-released motion pictures via digital delivery for broadband internet users in the United States. Other partners in the joint venture include Sony Pictures Entertainment, Universal Studios, Warner Bros. and Paramount Pictures. We funded $7.5 million for our equity interest and our share of operating expenses of the joint venture as of December 31, 2001. We financed our investment through borrowings under our credit facilities. We are committed to fund our share of the joint venture's operating expenses, as required.

                                USE OF PROCEEDS

   We will not receive any cash proceeds from the sale of the shares offered hereby. See "Plan of Distribution."

                          PRICE RANGE OF COMMON STOCK

   The common stock is listed on the NYSE and trades under the symbol "MGM." The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                                   High   Low
                                                                  ------ ------
   2000
     First Quarter............................................... $28.06 $21.69
     Second Quarter..............................................  30.38  23.94
     Third Quarter...............................................  26.50  22.00
     Fourth Quarter..............................................  22.81  14.94

   2001
     First Quarter............................................... $21.77 $15.35
     Second Quarter..............................................  22.93  15.76
     Third Quarter...............................................  22.47  13.86
     Fourth Quarter..............................................  21.90  15.81

   2002
     First Quarter (through February 14)......................... $22.27 $19.10

   The last reported sales price of the common stock on the NYSE on February 14, 2002 was $19.10 per share. As of February 14, 2002, there were more than 2,000 beneficial holders of our common stock.

                                DIVIDEND POLICY

   We have not paid any dividends to date on the common stock and currently intend to retain any earnings to fund the operation and expansion of our business and to service and repay our debt. Therefore, we do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. In addition, our primary credit facility contains financial covenants that restrict our ability to pay dividends. Subject to the foregoing, our Board of Directors has the sole discretion to pay cash dividends.

                                 CAPITALIZATION

   The following table sets forth our consolidated cash and capitalization as of December 31, 2001 (A) on a historical basis and (B) as adjusted to give effect to this offering as if the foregoing had occurred as of December 31, 2001, with an assumed offering price of $19.10 per share and estimated expenses of $100,000.

                                                 As of December 31, 2001
                                            -------------------------------------
                                                 Actual          As Adjusted
                                            ----------------  -------------------
                                                       (unaudited)
                                            (in thousands, except share data)
Cash......................................  $          2,698  $          2,598
                                            ================  ================
Debt:
Credit facility:
  Term loans..............................  $        668,500  $        668,500
  Revolving credit facility...............           159,000           159,000
Other borrowings..........................             8,686             8,686
                                            ----------------  ----------------
    Total debt............................           836,186           836,186
                                            ----------------  ----------------

Stockholders' equity:

Preferred stock, $.01 par value per share,
   25,000,000 shares authorized;
   none issued; ..........................               --                --
Common stock, $.01 par value per share,
   500,000,000 shares authorized;
   239,629,500 shares issued and
   outstanding; 239,993,787 shares issued
   and outstanding as adjusted............             2,396             2,400
 Additional paid-in capital...............         3,717,767         3,724,621
 Deficit..................................        (1,203,565)       (1,203,565)
 Accumulated other comprehensive loss.....           (27,116)          (27,116)
                                            ----------------  ----------------
Total stockholders' equity................         2,489,482         2,496,340
                                            ----------------  ----------------
    Total capitalization..................  $      3,325,668  $      3,332,526
                                            ================  ================

                             PLAN OF DISTRIBUTION

   We are offering shares of our common stock directly to two of our former executives in lieu of cash payments due to them under our Senior Management Bonus Plan instituted in 1997. Pursuant to the Plan, the two former executives are entitled to receive cash payment of $3,914,981 and $3,042,894, respectively, on April 15, 2002. Pursuant to Bonus Payment Agreements, the former executives have agreed to accept 204,973 shares and 159,314 shares, respectively, of our common stock and to sell such shares on the open market prior to April 15, 2002, subject to certain limitations. We have agreed to pay the former executives the difference, if any, of the amount due to them pursuant to the Senior Management Bonus Plan and the net proceeds from their sale of the shares. To the extent either of the former executives receives net proceeds in excess of the amount due to him under the Plan from the sale of their shares, they have agreed to pay such excess to us. In addition, we have agreed to pay certain costs, expenses and liabilities in connection with the transaction. No underwriter, broker or finder is being used by us in connection with this offering. Therefore, we will not pay any underwriter's discounts, broker's commissions or finder's fees in connection with this offering. The shares offered hereby will be sold to the purchasers in more than one transaction. We expect to deliver the shares we sell concurrently with the execution of the Bonus Payment Agreements.

                                 LEGAL MATTERS

   The validity of the issuance of the securities offered hereby will be passed upon for us by Jay Rakow, Senior Executive Vice President and General Counsel.

                                    EXPERTS

   The audited consolidated financial statements and schedules incorporated by reference into this prospectus supplement and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements, within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast" and the like. These statements appear in a number of places in this prospectus supplement and the accompanying prospectus and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

   Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus supplement and the accompanying prospectus, including the information contained in "Risk Factors" beginning on p. S-3, or incorporated by reference, identifies important factors that could cause such differences.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  (1)  Our Annual Report on Form 10-K for the year ended December 31, 2001;
       and

  (2) The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended.

   We have also filed a Registration Statement on Form S-3 with the SEC for the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The registration statement can be found in the SEC's public reference room or on the SEC's website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

                           Metro-Goldwyn-Mayer Inc.
                             2500 Broadway Street
                        Santa Monica, California 90404
                                (310) 449-3000

   You can find additional information by visiting our website at: http://www.mgm.com.

PROSPECTUS

                        [METRO GOLDWYN MAYER INC. LOGO]

                           METRO-GOLDWYN-MAYER INC.

                                 Common Stock
                              Subscription Rights

   We may use this prospectus to offer and sell, separately or together, common stock and subscription rights.

   These securities will have an aggregate initial public offering price not to exceed $862,500,000 and will be offered and sold at prices and on terms to be determined at the time of sale. The specific terms of the securities for which this prospectus is being delivered will be set forth in an accompanying supplement to this prospectus. These terms may include, where applicable, the initial public offering price, the net proceeds to the company and whether the subscription rights, if any, will be listed on any securities exchange.

   Our common stock trades on the NYSE under the symbol "MGM." On September 7, 1999, the closing price of the common stock was $20 per share. Any subscription rights which are issued will be transferable, and we anticipate that the rights would be authorized for trading on the NYSE under the symbol "MGM rt."

   As will be described in more detail in any prospectus supplement, the securities may be offered through an underwriter or underwriting syndicates represented by one or more managing underwriters or through dealers. The securities may also be sold directly or through agents to investors. See "Plan of Distribution."

   This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is September 9, 1999.

                               Table Of Contents

                                                                            Page
                                                                            ----
About this Prospectus......................................................   2
Forward-Looking Statements.................................................   2
Use of Proceeds............................................................   3
Price Range of Common Stock................................................   3
Dividend Policy............................................................   3
The Company................................................................   4

                                                                            Page
                                                                            ----
Plan of Distribution.......................................................   4
Description of Securities..................................................   6
Legal Matters..............................................................   6
Experts....................................................................   7
Where You Can Find More Information........................................   7

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time over approximately the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $862,500,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" on page 7 below.

   You should rely only on the information or representations incorporated by reference or provided in this prospectus and in the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the Registration Statement, or any document which we have filed as an exhibit to the Registration Statement or to any other SEC filing, either from the SEC or from the Secretary of the company as described below. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the accompanying prospectus supplement is accurate as of any date other than the dates printed on the front of each such document.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast" and the like. These statements appear in a number of places in this prospectus and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

   Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, or incorporated by reference, identifies important factors that could cause such differences.

                                USE OF PROCEEDS

   Unless otherwise specified in a prospectus supplement, we plan to use substantially all of the net proceeds from the sale of the offered securities to repay any outstanding amounts under our bridge loan and then to reduce amounts that we owe under the revolving portion of our $1.3 billion primary credit facility. We will use any remaining proceeds for general corporate purposes. Our business plan calls for substantial continued borrowing under this facility, subject to our compliance with its terms. For example, on September 1, 1999, we drew upon funds from the facility to make the second payment to Warner Home Video of $112.5 million, plus interest, in connection with the termination of our home video distribution arrangement. As of September 9, 1999, there was approximately $250 million outstanding under our bridge loan (which is required to be repaid out of the proceeds of any equity offering), and we owed approximately $359 million under the revolving portion of our primary credit facility, which bear interest at the rate of 7.08% and 7.75% per annum, respectively, and are due (1) in the case of the bridge loan, upon the earlier of the receipt of any net cash proceeds from the sale of the offered securities or July 2006 and (2) in the case of the revolving portion of our credit facility, in October 2003, subject to extension under certain conditions. During the past 12 months, borrowings under the bridge loan and the credit facility were used to (a) fund the PolyGram acquisition, (b) make our payments to Warner Home Video and (c) provide working capital for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

   The common stock is listed on the NYSE and trades under the symbol "MGM." The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                                High      Low
                                                              -------- ---------
   1998
     First Quarter........................................... $24 3/16 $17 3/4
     Second Quarter..........................................  26 1/2   21 15/16
     Third Quarter...........................................  22 1/8   13 7/8
     Fourth Quarter..........................................  13 3/4    8

   1999
     First Quarter........................................... $13 9/16 $10 3/8
     Second Quarter..........................................  18 5/8   12 11/16
     Third Quarter (through September 7).....................  22       16 1/2

   The last reported sales price of the common stock on the NYSE on September 7, 1999 was $20 per share. As of June 30, 1999, there were more than 2,000 beneficial holders.

                                DIVIDEND POLICY

   We have not paid any dividends since 1996. For the foreseeable future, we intend to retain any earnings to fund the operation of our business and to service and repay our debt rather than pay cash dividends to our stockholders. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. Finally, our primary credit facility contains financial covenants that could restrict our ability to pay dividends. Subject to the foregoing, our Board of Directors has the sole discretion to pay cash dividends.

                                  THE COMPANY

Overview

   We develop, produce and distribute worldwide theatrical motion pictures and television programs. Our subsidiaries include Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation, United Artists Films Inc. and Orion Pictures Corporation. We are one of only seven major film and television studios worldwide. Our library contains over 4,100 theatrically released feature film titles and 8,900 television episodes, and is the largest collection of post-1948 feature films in the world. Films in our library have won nearly 200 Academy Awards, including the Best Picture Award for Annie Hall, The Apartment, The Best Years of Our Lives, Dances with Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. We also have in our library 20 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise.

   As used in this prospectus, the terms "we," "our," "us," "MGM" and "the company" refer to Metro-Goldwyn-Mayer Inc. and our subsidiaries unless the context indicates otherwise.

                             PLAN OF DISTRIBUTION

   We may sell the securities being offered hereby:

     .  directly to one or more purchasers;

     .  through agents;

     .  to or through one or more dealers;

     .  to or through one or more underwriters;

     .  through one or more rights offerings to our stockholders; or

     .  through a combination of any such methods of sales.

   The distribution of such securities pursuant to any prospectus supplement may occur from time to time in one or more transactions either:

     .  at a fixed price or prices which may be changed;

     .  at market prices prevailing at the time of sale;

     .  at prices related to such prevailing market prices; or

     .  at negotiated prices.

   We may enter into a standby arrangement with Tracinda Corporation and one of its affiliates pursuant to which the Tracinda group would agree to buy securities being offered hereby which are not purchased by the public.

   Offers to purchase the securities being offered hereby may be solicited directly by us or by agents designated by us from time to time. Any such agent, who may be deemed to be our "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of such securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

   If a dealer is utilized in the sale of such securities, we will sell such securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

   If an underwriter is, or underwriters are, utilized in the sale, we will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of such shares to the public. In connection with the sale of such securities, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such securities for whom they may act as agents. Underwriters may sell such shares to or though dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of such securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

   If we sell shares of common stock through one or more rights offerings, we will distribute to our stockholders, as of a record date to be determined, transferable rights to purchase common stock. The terms of such rights, including the period during which rights may be exercised, the exercise price, oversubscription privileges, if any, and subscription procedures, will be set forth in the applicable prospectus supplement. If a dealer manager is, or dealer managers are, utilized by us in connection with a rights offering, the applicable prospectus supplement will identify the dealer manager or dealer managers and describe the compensation arrangements with such dealer manager or dealer managers.

   Underwriters, dealers, agents, dealer managers, and other persons, including the Tracinda group, may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including the liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters, dealers, dealer managers and agents may engage in transactions with, or perform services for us in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, dealer managers, or other persons to solicit offers by certain institutions to purchase from us securities offered hereby pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contacts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of such securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if such securities are also being sold to underwriters, we shall have sold to such underwriters the securities offered hereby which are not sold for delayed delivery. The underwriters, dealers, dealer managers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for such securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of such shares pursuant to such contracts.

   The anticipated date of delivery of securities offered hereby will be set forth in the applicable prospectus supplement relating to each offer.

   We intend to offer the common stock covered hereby in an underwritten public offering commencing on or about September 13, 1999, and will file a prospectus supplement with the Commission in connection with such offering.

                           DESCRIPTION OF SECURITIES

Common Stock

   Our authorized common stock consists of 500,000,000 shares of common stock. All authorized shares of common stock have a par value of $0.01 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. The holders of the common stock have no pre-emptive rights or cumulative voting rights and no rights to convert their common stock into any other securities.

   As of June 30, 1999, there were outstanding 151,170,833 shares of the common stock. As of June 30, 1999, there were reserved for issuance upon the exercise of options 8,437,567 shares of the common stock, of which options for 7,775,301 shares were outstanding, 4,437,155 of which were vested and exercisable or would become vested and exercisable within 60 days.

Subscription Rights

   The following description sets forth the general terms and provisions of any subscription rights which may be issued and to which any prospectus supplement may relate. The particular terms of the subscription rights and extent, if any, to which such general provisions may not apply will be described in the prospectus supplement relating to such subscription rights.

   The subscription rights will be issued in connection with one or more rights offerings. The subscription rights will be issued without charge to our stockholders and will be transferable. The number of rights to be issued for each outstanding share of our common stock as well as the subscription price will be determined at the time of the rights offering, if any, and described in the related prospectus supplement. We anticipate that the subscription rights will be traded on the New York Stock Exchange, the exchange where our common stock is traded.

   We anticipate there will be two types of subscription privileges associated with the subscription rights. Under the basic subscription privilege, a rights holder would be entitled to purchase one share of common stock for each right held. Under the oversubscription privilege, any rights holder who exercises the basic subscription privilege for all rights held would be entitled to subscribe for additional shares of common stock at the time the basic subscription privilege is exercised. Shares will be available for the oversubscription privilege to the extent that other rights holders do not exercise their basic subscription privilege in full and will be subject to proration if necessary. In each case, the rights holder must specify the number of shares to be purchased and submit the subscription price to the subscription agent.

                                 LEGAL MATTERS

   The validity of the issuance of the securities offered hereby will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California.

                                    EXPERTS

   The company's financial statements and schedules for the years ended December 31, 1998 and December 31, 1997 and for the period from October 11, 1996 to December 31, 1996 and for MGM Studios for the period from January 1, 1996 to October 10, 1996 incorporated by reference into this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  (1) Our Annual Report on Form 10-K for the year ended December 31, 1998;

  (2) Our Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999;

  (3) Our Current Report on Form 8-K dated March 16, 1999;

  (4) The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended; and

  (5) Our Proxy Statement dated June 15, 1999.

   We have also filed a Registration Statement on Form S-3 with the SEC under the Securities Act for the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The Registration Statement can be found in the SEC's public reference room or on the SEC's website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

                           Metro-Goldwyn-Mayer Inc.
                             2500 Broadway Street
                        Santa Monica, California 90404
                                (310) 449-3000

   You can find additional information by visiting our website at: http://www.mgm.com.